Mail Stop 4-6


October 20, 2004

Mr. Desmond Ross
President
Quantum Ventures, Inc.
1224 Washington Avenue
Miami Beach Florida, 33139

RE:	Quantum Ventures, Inc.
Registration Statement on Form SB-2
File No. 333-119146

Dear Mr. Ross:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM SB-2

General

1. In reviewing your registration statement, we note that it contains many internal inconsistencies and, in some cases, disclosure that appears to belong in the registration statement of other companies, specifically Quadra Ventures, Inc. For example, the description of your competition just before the end of page 23 describes a software program that protects web sites from unwanted intruders and later mentions a Quadra product, Forcefield. Please revise.

2. A review of the business plan, purpose, as well as the surrounding facts contained in the registration statement, raises a question as to whether Quantum Ventures, Inc. is a "blank check" company, which is required to conduct its offering in compliance with the provisions of Rule 419. In this regard, it appears that Quantum Ventures, Inc. will be unable to conduct its planned operations if additional funding is not raised within a short period of time, yet there appears to be no efforts in this area. We further note you acquired the rights to certain technology under the trade name "MediFlow," in May 2004 from 3493734 Manitoba Ltd, but you have no concrete arrangements or agreements to further develop or commercialize the software. Further, your registration statement contains very general disclosure related to the nature of your business plan.

As you know, Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize registered offerings for attempts to create the appearance that the registrant is not a [blank check], in an effort to avoid the application of Rule 419. (See Securities Act Release No. 6932 of April 13, 1992, 51 SEC Docket
0388). In carrying out this mandate, the staff`s assessment of your status under the definition can be based only upon the public representation of its proposed business in the registration statement. If Quantum Ventures, Inc. believes that it does not fall within the definition of a blank check company, appropriate disclosure to demonstrate Quantum`s status as a non-blank check company should be included in the registration statement. In this regard, disclose whether you have any current plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company.

3. Please advise of the relationship of Larry Cherrett to 3493734
Manitoba, Ltd. In this regard, we note that Mr. Cherrett was the authorized signatory to the Technology Purchase Agreement for the MediFlow software that you purchased in May 2004.

4. Please advise of the need for any blue sky registration. We do not understand your statement in Part II of your registration statement that expenses in this area will be "nil."

Prospectus Cover Page

5. Please include Quantum`s address and phone number on either the cover page or in the summary section of the prospectus. See Item
503(b) of Regulation S-B.

6. Item 501(a)(5) of Regulation S-B requires you to highlight the cross reference to the risk factors section and page by prominent type or in another manner. Highlight this cross-reference using, for example, bold-faced type.


Special Note Regarding Forward-Looking Statements

7. We note that you intend to rely upon the statutory safe harbors afforded by the Private Litigation Reform Act of 1995. See, for example, your reference to Section 27A of the Securities Act and
Section 21E of the Exchange Act. Both the Securities Act and the Exchange Act expressly exclude statements made in connection with an IPO from the safe harbor. Please either delete any references to the Litigation Reform Act or make clear each time that you reference the Act that the safe harbor does not apply to initial public offerings.

8. Your disclosure requests safe harbor from statements concerning "anticipated trends in our industry..." and "market data from articles published... and other sources." However, we find none of these specific statements in your submission. We strongly encourage you to provide market data and expand on trends, but if you decide not to disclose them, please remove the references. Please also note that any language suggesting that you do not (or cannot) take responsibility for the market data is inappropriate.

Prospectus Summary, page 3
9. We note that the introductory paragraph to your summary states that the summary does not contain all of the information that may be important. A summary by its very nature is not required to contain all of the detailed information required in a prospectus. However, if you include a summary in your prospectus, it must be complete. Please revise.
10. For balanced disclosure, please state that you have had: no revenues to date; extremely limited operations; and a going concern report issued by your independent accountant. Further, you should indicate that you have relied upon the sale of your securities to fund operations to date.

11. You note an intent to "invest in certain equipment." Yet, you do not mention equipment elsewhere in your disclosure. Please provide a description of your equipment purchases in your Plan of Operation. See
Item 303(a)(iii) of Regulation S-B.

12. You state that you acquired the Mediflow software on May 18, 2004. Advise when both components of the purchase price (i.e., the $5000 cash consideration and the 100,000 shares) were paid, since we are unable to reconcile this disclosure with the number of shares outstanding as of June 30, 2003 and your recent sales of unregistered securities discussion. If, in this "time is of the essence" contract, the purchase price was not paid in conjunction with the execution of the agreement please also supplementally advise whether or not you are in default of the agreement.

Risk Factors, page 4
13. Clarify in the first paragraph of this section that you discuss all "material" risks.
14. The following comments are examples of the changes that should be made in this section. However, do not limit your changes to only these; you should reconsider and revise all of the disclosure as appropriate, since many of your risk factor captions are too vague and generic or do not substantially describe the nature of the risk or harm to the potential shareholder. A caption is probably too generic if:
* It may be readily transferable to other offering documents;
* It describes circumstances that may apply equally to other businesses that are similarly situated;
* It states facts without specifying a consequent risk; or
* It is speculative in nature.
See, for example, the following risk factors that appear to be generic or appear to address matters that do not raise material or concrete risks:
* Any additional financing...
* If unable to sell a marketable product...
* To date, we have not paid any cash dividends...
* We face intensive competition within the Software...
* If we are not able to develop a customer base...
* If we are not able to adapt to rapid technology change...
These, and most other subheadings/risk factors could apply to any business. Revise your subheadings to state a specific material risk that is narrowly tailored to address your risk factors. You should describe, clearly and concretely, the nature of the specific risk or harm in your subheadings.
Discussion of facts that do not create a material risk to the potential investor should be moved to the body of the prospectus. Please review Staff Legal Bulletin number 7, available online at www.sec.gov and revise the risk factors section appropriately.
15. This section appears to omit several material risks. For example, consider disclosing risk factors that address the following, if appropriate:

* Your officers/directors have no experience in running the business you propose to enter, specifically Mr. Ross, who you indicate will serve in numerous capacities, including, Chief Financial and Accounting Officer;

* Only two persons discharge all of the management functions in Quantum Ventures and are allocating minimal time to the operations;

* If your software program is not further developed, investors will be shareholders in a company with no business or prospects to raise revenues.

Selling Security Holders, page 14

16. We note from your recent sales of unregistered securities disclosure that you did not use an underwriter in your Regulation S offering to Canadian purchasers in June 2004. Please advise how you located the Canadian purchasers. In this regard, we note that Quantum is headquartered in Florida and incorporated in Nevada.

Plan of Distribution, page 15
17. Provide the information required by Item 505 of Regulation S-B regarding the factors considered in determining the $.01 offering price.

18. Supplementally inform us of any ongoing discussion with the market maker that anticipates quoting your stock. Make sure to disclose in your risk factors the possibility that no one may make a market for your stock.

19. Explain the reference to being quoted on a "national securities exchange." In this regard, it does not appear that you currently meet any qualitative or quantitative standards for listing on an exchange.

20. In your discussion on page 15 regarding filing a post-effective amendment to your registration statement if you engage a broker-dealer, please clarify that you also would have to file materials with the Corporate Finance Department of the NASD.

Directors, Executive Officers, Promoters and Control Persons, page 17

21. Your summary notes that officers are "appointed by the board... except to the extent governed by employment contract." Please clarify that there are no current employment contracts.

22. Quantum was incorporated on April 14, 2004; however, Mr. Nittritz is listed as Secretary/Treasurer since April 14, 2003. Please reconcile.

23. Supplementally, advise whether any company with whom Mr. Ross or Mr. Nittritz is affiliated is conducting or proposes to conduct an offering of securities.

24. Please confirm that other than Mr. Ross, no person could be deemed a promoter. See Item 404(d) of Regulation S-B.

25. Expand the titles of Mr. Ross to indicate that he also is serving as Chief Financial Officer. Indicate in his biographical information whether Mr. Ross has any accounting and/or finance background.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities, page 20

26. Please confirm the accuracy of the Nevada Revised Statutes describing officer and director indemnification. It appears your citation to NRS 78.502 might actually be NRS 78.7502.

Description of Business, page 22
Business of Issuer, page 22

27. We note that Quantum has at least one subsidiary, QV Ventures LTD. Please revise your disclosure to include the information required by
Item 101(a) of Regulation S-B for each subsidiary.

Current and Planned Development, page 22

28. Describe in greater detail, 3493743 Manitoba Ltd. Supplementally confirm that there are no related party transactions between Quantum and 3493743.

29. In conjunction with your response to Comment 3, disclose in greater detail the role of Larry Cherrett in the software acquisition. Is Mr. Cherrett a software developer, owner, or agent? Your disclosures use various terms to describe his position in 3493743.

30. Who was responsible for the development of the Mediflow Software before it was purchased by Quantum?

31. Disclose in greater detail the operational capability of Mediflow including more detail on its current capacity to track patients` medical history, diagnosis and treatment.

32. Your Technology Purchase Agreement dated May 18, 2004 indicates the Mediflow software could be a "Medical search engine." Please disclose the functionality of this portion of the program.

33. Your disclosure describes "Business associates" that have been testing, implementing and designing the Mediflow program and demonstration sites. Please disclose more information on these "Business associates" and other outside parties including their experience, compensation, and role within Quantum.

34. Please describe your calculations in estimating the $255,000 needed to complete development of the Mediflow Program.

35. Disclose in greater details your process for obtaining additional funding including anticipated mergers and debt or equity fundraising efforts.

36. Please complete the sentence: "Our marketing strategy is proposed
to be directed toward the [	] located in the U.S. or Canada."

Intellectual Property, page 23

37. Please advise of your rights to the Internet domain name www.Quantumventures.com. It appears that the domain is currently hosting an entrepreneurship site offering marketing and success coaching for a profit. Additionally, please advise whether you have retained abacushosting to develop any Internet sites.

38. Your disclosure indicates you will rely on a combination of trademark and other protection to protect your intellectual property. Do you currently have any protections in place as of the date of the registration statement?

39. A company at www.mediflow.com appears to have registered the name Mediflow and currently markets and sells a water-based pillow. How will this affect your intellectual property rights and business plan?

40. Please describe the material terms of your confidentiality agreements described on page 23. Please provide information on who has signed the agreements and file either the agreements, or a form thereof, as an exhibit to your registration statement.

Competition, page 23
41. We understand there is no "software application industry;" rather software industries are generally organized around the functionality of the software product. Please revise.
42. Please discuss in greater detail your relative position in the current market in which you operate, including quantitive and qualitative information on your relative position. Also please list by name specific competitors for your software product.

Government Relations, page 23

43. The Government Relations section appears overly broad. While a discussion of the Internet regulation is useful, your disclosure should describe specific regulations that may be applicable to your business. Please include privacy and other concerns directly related to the medical software industry.

44. Your disclosure indicates a specific desire to enter into the Canadian Market. Please describe any applicable Canadian governmental regulations.

Research and Development Expenditures, page 24

45. Please describe what is meant by "maintain our competitive positioning," and what efforts are being undertaken to maintain such position. Explain how you intend to raise the $255,000 required to further develop your software.

Management`s Discussion and Analysis or Plan of Operation, page 26

46. In your Plan of Operation, please provide greater specificity as to the necessary milestones for each step of your business plan, including the time periods and costs involved.

47. Specifically address the costs associated with Quantum becoming a public reporting company and the sources of funds to be used to pay such costs.

48. Please describe the ongoing expenses associated with your $4,000 per month in anticipated expenditures.

49. Please disclose which affiliates, stockholders and management will be making inter-company loans or will provide additional capital throughout this development period.

50. Revise to indicate if you currently plan to compensate employees, consultants, promoters or affiliates and what procedures will be followed.

51. Include a discussion about any material commitments associated with the $255,000 spending covenant in the Technology Acquisition
Agreement.  See Item 303(b)(1)(iii) of Regulation S-B.

52. You indicate your financial plan requires "us to seek additional capital." Please also confirm that you do not have any plans or specific agreements for new sources of funding. See Item 303(a)(1)(i) of Regulation S-B.

53. You state it is not your plan to seek merger or acquisition partners unless it strengthens your business plan. Please also confirm that you do not have any plans for any material acquisitions in the next twelve months.

54. Since you do not intend to hire any employees, please describe the costs associated with hiring subcontractors or consultants at each phase Quantum Ventures plan of operation.

Description of Property, page 29

55. It appears that Quantum Ventures has the same business address as your attorney, Mr. Emas. Please disclose the relationship between the parties and include the material terms of any lease arrangements.
 Market for Common Equity and Related Stockholder Matters, page 30
56. Please revise the date resale is permitted to the public under Rule 144 as May 7, 2005.
57. Please revise the dividends section to address the conflicting statements concerning dividend restrictions.

Executive Compensation, page 31

58. Please describe the nature of the account payable to a director under Note 4 to the financial statements. Advise why the consulting arrangement is not discussed pursuant to Items 402 or 404 of Regulation S-B.

59. Please supplementally confirm that Mr. Nittritz has not received nor will receive any compensation including, but no limited to:
equity, options, warrants or cash equivalents as compensation for consulting or serving in his role as a director or officer.

60. We note in your disclosure that there is currently no proposal, understanding or arrangement concerning accrued earnings to be paid in the future. Please confirm that none of your executives will be compensated in the future for past services.

Financial Statements

61. Your F pages are not appropriately numbered within your registration statement. Revise.

Consolidated Balance Sheet

62. The "accounts payable and accrued liabilities" caption appears to be too general to provide meaningful information regarding the nature of the items included. Revise to separately report all material categories within this line item, particularly your liability for acquired technology.

Consolidated Statements of Operations

63. Your consolidated statement of operations is mathematically incorrect and the net loss for the period does not agree to corresponding amounts in the remaining basic financial statements. In addition, net loss per share should be shown in parentheses similar to your net loss for the period. Revise.

64. The "General and Administrative" caption appears to be too general to provide meaningful information regarding the nature of the items included. Revise to separately report all material expense categories within this line item.

65. Please advise as to how you calculated the weighted average number of shares outstanding of 894,931. This appears inconsistent with your stock issuances of approximately 6 million shares on May 7, 2004 and 8.6 million shares on June 30, 2004.

Note 1. Nature and Continuance of Operations

66. Revise to disclose your fiscal year-end.

67. When there is substantial doubt about an entity`s ability to continue as a going concern for a reasonable period of time, the financial statements should include disclosure regarding:

* Pertinent conditions and events giving rise to the assessment of substantial doubt about the entity`s ability to continue as a going concern for a reasonable period of time;

* The possible effects of such conditions and events;

* Management`s evaluation of the significance of those conditions and events and any mitigating factors;

* Possible discontinuance of operations; and

* Management`s plans.

Current disclosure does not appear to adequately address each of these items. Revise.

Note 2. Summary of Significant Accounting Policies

68. Based on your recent purchase of the MediFlow software and commitment to incur $255,000 developing this software, it appears that your significant accounting policies should address your accounting for these costs. Revise your financial statements and include as a critical accounting policy within MD&A. Ensure your revised disclosures address your method of amortization and the respective useful lives.

69. Revise to disclose your accounting policy for the approximately $26,000 in offering costs associated with your registration statement.

Development Stage Company

70. We are confused surrounding your reference to "The Securities and Exchange Commission Act Guide 7" since this appears to relate to issuers engaged or to be engaged in significant mining operations. Please advise and/or revise to clarify.

Impairment of Long-lived Assets

71. Since your incorporation date was April 14, 2004, it would not have been possible for you to adopt SFAS 144 on January 1, 2002.
Revise.

Note 3. Technology Rights

72. Supplementally, address the following with respect to the Technology Purchase Agreement dated May 18, 2004:

* Explain to us why you believe that you had legally acquired and assumed the risks and rewards of ownership in the MediFlow software as of May 18, 2004. The terms and conditions of the agreement required payment of the consideration at closing on May 18, 2004. Your disclosure indicates payment did not occur until after June 30, 2004. Clarify for us why you believe this is a valid purchase of the software as of May 18, 2004 and why it should be reflected in your financial statements as such. Refer to the applicable accounting literature in your response;

* Explain why you valued the 100,000 shares of common stock at $0.01 per share when similar shares were sold in an unrelated transaction for $0.001 per share only 11 days prior. In addition, disclose when these new shares were issued;

* Explain why you did not allocate any of the consideration to the non-compete provision (section 9.01) included in the agreement; and

* Disclose the indemnifications you provided to 3493734 Manitoba Ltd in connection with the agreement.

73. Help us better understand the nature of the $255,000 in costs you will incur for additional software development. Are you contractually committed to incur these costs? Who is expected to perform this development? Have you entered into any agreements, formal or otherwise, with 3493734 Manitoba, or any other entity, regarding the further development of this software? How did you determine that $255,000 was the appropriate amount of additional funding to develop this technology? What if development is not adequate upon spending $255,000? Will you continue to incur development costs beyond the $255,000? Please advise and revise the disclosures herein and in MD&A.

PART II

Other Expense of Issuance and Distribution, Page II-1

74. Please supplementally disclose the detailed expenditures associated with the $10,000 consulting fee. Does that include the $1,000 described in Note 4 to the financial statements?

75. Please supplementally advise why the $5,000 acquisition fee was included as a "cost of the offering."

76. Supplementary confirm there are no premiums paid pursuant to Item 511(a)(2) of Regulation S-B.

Exhibits, Page II-2

77. We note the existence of a subsidiary, QV Ventures LTD. Please provide an exhibit listing any subsidiaries of Quantum Ventures. See
Item 601(b)(21) of Regulation S-B.

78. The consent of your counsel should be listed as a separate exhibit in your exhibit index but may be cross-referenced. See Items
601(b)(23) and 601(b)(5) of Regulation S-B.

Exhibit 3.2

79. The Bylaws state under Article XV that subject to certain adjustments, the number of shareholders is limited to fifty persons. Please disclose the limitation in your registration statement and explain what actions are being undertaken to address this limitation.

Exhibit 4.1

80. Please confirm that the document filed as Exhibit 4.1 is a Form of the Subscription Agreement and not an agreement signed by each individual. Supplementally confirm that each subscription agreement was identical.

81. Exhibit 4.1, lists the contact for notice as Mr. Bruno Benedet, President of Quadra Ventures, Inc. Please supplementally inform us if Mr. Benedet is the contact and is associated with Quantum Ventures, Inc. If not, please supplementally disclose if the error was in the original Subscription Agreement or in the electronic document filed with SEC. Please rectify any inconsistencies as necessary.

Exhibit 5.1

82. Your Counsel must opine on the corporate laws of the jurisdiction of incorporation of Quantum Ventures.

Undertakings

83. Please revise Section 1(ii), to read, "and notwithstanding the foregoing, any increase or decrease in volume of securities offered..."

Signatures
84. Please revise your next Amendment to Form SB-2 to complete the final sentence of your signature block, "thereunto duly authorized, in
the [	     ], on September 20, 2004."
* * * * *
	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Mark Kronforst at (202) 824-5341 or Lisa Mitrovich at (202) 942-1836 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Halper at (202) 824-5523 or me at (202) 942-1800 with any other questions.

							Sincerely,



							Barbara C. Jacobs
Assistant Director


cc:	Joseph I. Emas, Attorney at Law
	Fax: (305) 531-1274
Quantum Ventures, Inc.
October 20, 2004
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